FORM 11-K


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

                  For the fiscal year ended December 31, 1996.

                                              OR


[    ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from               to

Commission file number 0-24960

 A. Full title of the plan and the address of the plan, if different from tha of the issuer named below:

             COVENANT TRANSPORT, INC. 401(K) AND PROFIT SHARING PLAN

 B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Covenant Transport, Inc.
                               1320 E. 23rd Street
                          Chattanooga, Tennessee 37404

                            COVENANT TRANSPORT, INC.
                         401(k) and PROFIT SHARING PLAN

                 Financial Statements and Supplemental Schedules

                December 31, 1996 (with comparative statement of
          Net Assets Available for Plan Benefits for December 31, 1995)
                                      with
                        Report of Independent Accountants

REPORT OF INDEPENDENT ACCOUNTANTS


Covenant Transport, Inc.
401(k) and Profit Sharing Plan

     We have audited the accompanying statements of net assets available for plan benefits of Covenant Transport, Inc. 401(k) and Profit Sharing Plan (the
Plan) as of December 31, 1996 and 1995, and the related statement of changes in net assets available for benefits for the year ended December 31, 1996. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

     Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of the Covenant Transport, Inc. 401(k) and Profit Sharing Plan are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                   COOPERS & LYBRAND L.L.P.

Knoxville, Tennessee
June 11, 1997

COVENANT TRANSPORT, INC.
401(k) and PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
For the years ended December 31, 1996 and 1995

                                                  1996          1995


Investments ..............................    $3,085,296    $1,638,208


Contributions receivable:
  Employer ...............................         6,045         4,910
  Employees ..............................        16,721        14,602
                                              ------------   ----------

Net assets available for plan benefits ...    $3,108,062    $1,657,720
                                              ============  ===========



The accompanying notes are an integral part of these financial statements.

COVENANT TRANSPORT, INC.
401(k) and PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
For the year ended December 31, 1996





Additions to net assets:
   Dividends                                                      $ 30,461

   Realized gains on investments                                   295,451

   Contributions:
      Employer                                                     395,518

      Employees                                                  1,245,129


         Total contributions                                     1,640,647


         Total additions                                         1,966,559


Deductions from net assets:
   Net unrealized depreciation in fair value of                     86,777
        investment Benefit payments                                429,440

Net increase                                                     1,450,342


Net assets available for plan benefits:
   Beginning of year                                             1,657,720

   End of year                                                  $3,108,062




The accompanying notes are an integral part of these financial statements.

COVENANT TRANSPORT, INC.
401(k) and PROFIT SHARING PLAN
Notes to Financial Statements



1.  DESCRIPTION OF PLAN:

     The following brief description of the Covenant Transport,  Inc. 401(k) and
Profit  Sharing  Plan  is  provided  for  general  information   purposes  only.
Participants should refer to the Plan agreement for more complete information.

     General - The Plan is a voluntary defined contribution savings plan covering substantially all employees of Covenant Transport, Inc. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Funding - The Plan is funded by employee and employer contributions. Participants may contribute up to, but not in excess of, 20% of their annual compensation. Covenant Transport, Inc. may make discretionary contributions to the plan not to exceed 6% of an employee's compensation. Annual additions to a participant's account during any Plan year, when combined with the total annual additions to the accounts of the participant under any other qualified defined contribution plan maintained by Covenant Transport, Inc., cannot exceed certain levels established by federal tax codes.

     Vesting - Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in the remainder of their accounts is based on years of continuous service. A participant vests 20 percent annually and is 100 percent vested after five years of credited service.

     Payment  of  Benefits  -  On  retirement  or  termination  of  service,   a
participant may receive a lump-sum amount equal to the value of the vested portion of their account.

     Investment of Account - The Plan has five funds in which individual accounts may be invested. The funds are as follows:

     Fund A - SunTrust Employee Benefit Stable Asset Fund - This fund is managed by SunTrust Bank. The fund is a managed portfolio of insurance company guaranteed investment contracts and short-term money market instruments.

     Fund B - STI Classic Investment Grade Bond Fund - This fund is managed by SunTrust Bank. The fund is a bond fund which invests primarily in government and corporate obligations.

     Fund C - STI Classic Value Income Fund - This fund is managed by SunTrust Bank. The fund is a stock fund which invests primarily in equity securities.

     Fund D - STI Classic Capital Growth Fund - This fund is managed by SunTrust Bank. The fund is a managed portfolio of common stocks, warrants, and convertible securities which in the advisor's opinion are undervalued.

     Fund E - Covenant Transport 401(k) Unitized Stock Fund - This fund invests in the stock of Covenant Transport, Inc.

1.  DESCRIPTION OF PLAN, continued:

     Allocation of Benefits - The Plan instrument requires that the assets of the Plan be accounted for separately as to participant and employer contributions and valued annually, allocating to each participant their share of principal, income and forfeitures. Employer voluntary contributions are allocated to all eligible employees based on the employees contributions for the period.

     Forfeitures - Forfeiture of a terminated participant's nonvested account occurs in plan years in which he receives a distribution of the full vested value as defined in the Plan document. Forfeitures are used to reduce the Company's future payments and are allocated in the same manner as matching employer contributions. Forfeitures for the year ended December 31, 1996 were $39,885.

     Administrative Expenses - The administrative expenses paid by the Plan are reimbursed by the sponsor of the Plan, Covenant Transport, Inc.

2.  SIGNIFICANT ACCOUNTING POLICIES:

     Method of Accounting - The Plan's financial statements have been prepared using the accrual basis of accounting.

     Investments - Investments are carried at fair value, as determined using the quoted market prices.

     Investment Income - The Plan presents, in the statements of changes in net assets available for plan benefits, the realized gains or losses and the unrealized appreciation (depreciation) in the fair value of its investments . Realized gains (losses) are computed using the weighted average price per share as the cost of the asset.

     Use of Estimates - The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

3.  ADMINISTRATION:

     The Plan is administered by American National Bank & Trust Company, the Plan Trustee, who has overall responsibility for the investment of assets, accounting for financial transactions and distributions to participants.

4.  INVESTMENTS:

     Investments   held  at  December  31,  1996  and  1995,   including   those
representing five percent or more of the Plan's net assets, are as follows:




                                                           1996         1995

SunTrust Employee Benefit Stable Asset Fund,
     32,810 and 22,278 shares, respectively              758,888   $  484,324


STI Classic Investment Grade Bond Fund,
     30,379 and 17,407 shares respectively               309,883      184,689

STI Classic Value Income Fund, 51,593 and
     30,888 shares, respectively                         629,637      371,897

STI Classic Capital Growth Fund, 69,717 and
     33,423 shares, respectively                         919,055      451,884

Covenant Transport 401(k) Unitized Stock Fund,
     60,637 and 22,669 shares, respectively              467,833      145,414
                                                         -------      -------

                                                      $3,085,296   $1,638,208
                                                      ==========   ==========



     Realized gains and losses on investments for the year ended December 31, 1996, are as follows:

                                Aggregate      Aggregate        Net
                                  Cost         Proceeds     Gain (Loss)

Bonds                           $316,438     $  327,669      $ 11,231
Common stock                     294,710        569,898       275,188
Covenant Transport 401(k)
 Unitized stock fund           $ 102,279    $   111,311      $  9,032
                                --------     ----------     ---------

             Total              $713,427     $1,008,878      $295,451
                                ========     ==========     =========



5.  PARTICIPANT FUNDS:

     The participants can elect to have their accounts invested in any of five funds, as described in Note 1. An analysis of the changes in the separate funds is as follows for the year ended December 31, 1996:


                                   Fund A    Fund B   Fund C    Fund D   Fund E     Total

Net appreciation (depreciation)  $ 35,200 $ (6,277)$ 71,045  $111,047 $ (2,341)$  208,674
Dividends                             -     12,936   11,563     5,962       -         30,461
Contributions:
  Employer                         95,036   41,791   68,283    99,064   91,344    395,518

  Employee                        314,781  139,418  221,542   330,136  239,252  1,245,129

Benefit payments                 (110,351) (50,990)(121,556) (123,187) (23,356)
(429,440)

Transfers                         (92,268)  (6,715) 18,924     57,721   22,338       -


Net increase                      242,398  130,163  269,801   480,743  327,237  1,450,342

Net assets available
  for plan benefits:
  Beginning of year               490,810  186,993  375,902   456,345  147,670  1,657,720

  End of year                    $733,208 $317,156 $645,703  $937,088 $474,907 $3,108,062



6.  PLAN TERMINATION:

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100 percent vested in their accounts.


7.  FEDERAL INCOME TAXES:

     The Plan and its trust has obtained a favorable determination letter from the Internal Revenue Service. This letter confirms the exemption from federal income taxes under Sections 401(a) and 501(a) of the Internal Revenue Code.

COVENANT TRANSPORT, INC.
401(k) and PROFIT SHARING PLAN
Item 27a - Schedule of Assets Held for Investment Purposes
December 31, 1996




      (b)                                  (c)
Identity of issuer,          Description of investment including                           (e)
borrower, lessor,            maturity date, rate of interest,                  (d)       Current
or similar party             collateral, par or maturity value                Cost
        Value

SunTrust Bank                Employee Benefit Stable Asset Fund,
                               32,810 shares                             $  716,832    $  758,888

SunTrust Bank                STI Classic Investment Grade Bond Fund,
                               30,379 shares                                309,133       309,883

SunTrust Bank                STI Classic Value Income Fund,
                               51,593 shares                                633,528       629,637

SunTrust Bank                STI Classic Capital Growth Fund,
                               69,717 shares                                952,512       919,055

Covenant Transport, Inc.     Covenant Transport 401(k) Unitized
                               Stock Fund, 60,637 shares                    511,293       467,833

                                                                         $3,123,298    $3,085,296






See accompanying Report of Independent Accountants.

COVENANT TRANSPORT, INC.
401(k) and PROFIT SHARING PLAN
Item 27d - Schedule of Reportable Transactions
For the year ended December 31, 1996


1.  Single transactions exceeding 5% of total assets as of December 31, 1996.


                                                                                     (h)
                                                                                 Current
   (a)                                                                        Value of          (i)
Identity             (b)                  (c)         (d)       (g)           Asset on        Net
of Party          Description         Purchase     Selling    Cost of         Transaction     Gain or
Involved          of Asset            Price        Price      Asset           Date            (loss)

SunTrust Bank     Stable Asset Fund   $   -     $2,189       $93,449        $96,915         $3,466

SunTrust Bank     Capital Growth        13.29       -        102,823          -            -



2.  Series of transactions of same issue exceeding 5% of total assets as of December 31, 1996.

                                                                                (h)
                                                                              Current
   (a)                                                                        Value of        (i)
Identity             (b)                (c)          (d)      (g)            Asset on         Net
of Party          Description         Purchase      Selling   Cost of         Transaction     Gain or
Involved          of Asset            Price         Price     Asset           Date            (loss)


SunTrust Bank     Stable Asset Fund   $477,169   $  -        $477,169     $    -         $  -

SunTrust Bank     Stable Asset Fund       -       237,853     228,367        237,853          9,486

SunTrust Bank     Investment Grade
                   Bond Fund           222,158      -         222,158          -             -

SunTrust Bank     Investment Grade
                   Bond Fund              -        89,816      88,071         89,816          1,745

Covenant          401(k) Unitized
  Transport        Stock Fund          467,720       -        467,720          -             -

Covenant          401)k) Unitized
  Transport        Stock Fund             -       111,311     102,280        111,311          9,031




See accompanying Report of Independent Accountants.

                                          SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             COVENANT TRANSPORT, INC. 401(K) AND
                             PROFIT SHARING PLAN

                             COVENANT TRANSPORT, INC.
Date:   6/30/97

                             By:             /s/
                                __________________________________________
                                David R. Parker, Chairman, President, and
                                Chief Executive Officer